UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number:  001-10093

RPT REALTY
(Exact name of registrant as specified in its charter)

c/o Kimco Realty Corporation
500 N. Broadway, Suite 201
Jericho, New York  11753
(516) 869-9000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares of Beneficial Interest ($0.01 Par Value Per Share)
7.25% Series D Convertible Perpetual Preferred Shares of Beneficial Interest ($0.01 Par Value Per Share)
 (Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, KRCX RPT Holdings, LLC, as successor by merger to RPT Realty, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 12, 2024	KRCX RPT HOLDINGS, LLC As successor by merger to RPT Realty
	By: By:	Kimco Realty OP, LLC, its sole member Kimco Realty Corporation, its managing member

By:	/s/ Glenn G. Cohen
Name:	Glenn G. Cohen
Title:	Chief Financial Officer